UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CHANGES IN MANAGEMENT AND NEW DIRECTOR

Departure of current Chief Financial Officer and Appointment of new Chief Financial Officer

On November 1, 2017, the board of directors (the “Board”) of Hailiang Education Group Inc. (the “Company”) received the resignation of Mr. Hancheng Lee as the Company’s Chief Financial Officer (“CFO”), effective immediately. Mr. Lee resigned for personal reasons and not due to any disagreements with the Company. The Board then appointed Mr. Jian Guo Yu to serve as the Company’s CFO, effective as of November 3, 2017. The Company entered into an Employment Agreement with Mr. Yu on November 3, 2017 (the “Yu Employment Agreement”) for a term of 6-month period.

The Yu Employment Agreement is qualified in their entirety by reference to the complete text of the Yu Employment Agreement, which is filed hereto as Exhibit 10.1.

Mr. Yu is a seasoned CPA and with over 15 years of internal and external auditing experience, as well as over 15 years of tax experience including individual, corporate and partnership returns. From 2006 to 2017, Mr. Yu was the Senior Internal Auditor of Sunrider International. Mr. Yu received a Bachelor of Science Degree in Accounting and Finance Emphasis (Dual degrees) from California State University, and is a licensed CPA in the State of California as well as a Certified Internal Auditor.

Departure of current Principal General and Director and Appointment of new Principal General and new Director

On November 1, 2017, Mr. Ying Xin has notified the Board of his resignation as the Company’s principal general and Director, effective immediately. Mr. Xin resigned for personal reasons and not due to any disagreements with the Company.

On November 3, 2017, Mr. Cuiwei Ye was appointed by the Board of Directors of the Company (the “Board”) to replace Mr. Ying Xin as the Company’s principal general and Director, effective as of November 3, 2017, 2017.

The Company and Mr. Ye have entered into an employment agreement on November 3, 2017. The Ye Employment Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.2. The Board also sent Mr. Ye a director appointment letter dated November 3, 2017 (the “Appointment Letter”). The Appointment Letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibits 10.3.

Mr. Ye is a seasoned school principal. Since 2000 to September 2017, Mr. Ye has been the principal of Hangzhou Second Middle School. Mr. Ye received a Bachelor of Science Degree in Biology from Hubei University, a Master’s Degree in Education Leadership from the University of Canberra in Australia, and is currently a Ph.D candidate from East China Normal University.

ITEM 9.01	EXHIBITS

(d)	Exhibits

Exhibit No.	Description

10.1	Employment Agreement with Jian Guo Yu dated November 3, 2017

10.2	Employment Agreement with Cuiwei Ye dated November 3, 2017

10.3	Director Appointment Letter with Cuiwei Ye dated November 3, 2017

99.1	Press Release

99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: November 6, 2017	By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chief Executive Officer